Exhibit 8.1

Subsidiaries of The Very Good Food Company Inc.

The following is a list of subsidiaries of the Company, omitting subsidiaries which, considered in the aggregate, would not constitute a significant subsidiary in reliance on Instruction 8 of the exhibit requirements set forth in Form 20-F.

Name	Where Incorporated	Percentage Ownership
The Very Good Butcher Inc.	British Columbia, Canada	100%
1218158 B.C. Ltd.	British Columbia, Canada	100%
1218169 B.C. Ltd.	British Columbia, Canada	100%
VGFC Holdings LLC	Delaware, USA	100%
The Cultured Nut Inc.	British Columbia, Canada	100%
Lloyd-James Marketing Group Inc.	British Columbia, Canada	100%